Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

July 22, 2025

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB International Growth ETF Post-Effective Amendment No. 26 File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on May 12, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB International Growth ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Anna C. Weigand, Max E. Botwinick and Chandler H. Marshall by telephone on June 23, 2025.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b).

Prospectus

Comment 1:	With respect to this sentence: “The Fund may invest in emerging markets companies, and at times emerging markets companies may make up a significant portion of the Fund.”

Please clarify in the disclosure the method in which the Adviser determines whether a country is an emerging market.

Response:	Registrant believes that the emerging market countries reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. Registrant has not revised the Prospectus in response to this comment.

Comment 2:

With respect to the sentence: “While the Adviser may hedge the foreign currency exposure resulting from the Fund’s security positions through the use of currency-related derivatives, it is not required to do so.”

Please add a corresponding list in the Principal Strategies of the types of currency-related derivatives that the Fund may use to hedge its foreign currency exposure.

Response:	Registrant believes that the disclosure is sufficiently tailored and consistent with the guidance set forth in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010. Registrant respectfully declines to modify the disclosure in response to this comment.

Comment 3:	With respect to China/Single Country Risk, please consider clarifying whether the Fund intends to focus on China as part of its principal investment strategies.

Response:	Registrant confirms the Fund does not intend to focus on China as part of its principal investment strategies. The Fund has not adopted a policy to focus its investments in any particular region or country. Registrant has considered the comment and respectfully declines to modify the Prospectus in response to this comment.

General

Comment 4:	With respect to the upcoming compliance dates for amendments to Rule 35d-1 under the 1940 Act (the ”Names Rule”), does the Registrant plan to sticker the Fund’s prospectus to comply with new requirements under the Names Rule with respect to the use of the term “Growth” in the Fund’s name?

Response:	Registrant acknowledges the upcoming compliance dates and requirements under the Names Rule and is considering various options for complying with the requirements of the Rule with respect to the use of the term “Growth” in its name.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,
/s/ Anna C. Weigand Anna C. Weigand

cc: Stephen J. Laffey, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Chandler H. Marshall, Esq. Max E. Botwinick, Esq.